

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 30, 2011

Via E-mail
Richard Aland, Chief Executive Officer
Accelerated Acquisitions V, Inc.
12720 Hillcrest Road, Suite 1045
Dallas, Texas 75230

> **RE: Accelerated Acquisitions V, Inc.**
> **Amendment No. 7 to Registration Statement on Form S-1**
> **Filed June 1, 2011**
> **File No. 333-167939**

Dear Mr. Aland:

We have reviewed your correspondence filed June 27, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis

Results of Operations, page 32

1. We note your response letter dated June 27, 2011 and draft disclosure indicating that anticipated approval or award dates may be up to 180 days from the date bids are due from suppliers. We reissue our prior comment. Please revise to address the status of your non-beta pools, which appear to be the October and December 2010 pools. For example, it is unclear if any open bids have been accepted by buyers, whether there are outstanding bids that buyers are still considering, and if still outstanding, by what date the pools are scheduled to be completed. We continue to note that you do not appear to have generated any revenue as of March 31, 2011. Please revise accordingly.

2. Please see comment three from our letter dated April 5, 2011. Your draft disclosure continues to provide what appear to be details of the canceled AVP agreement, including the $1 million, $4 million and $10 million milestones.

Closing Comment

Questions may be directed to Janice McGuirk, examiner, at (202) 551-3395 or Jim Lopez, legal reviewer, at (202) 551-3536.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services